UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2018 (Report No. 3)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

Explanatory Note

On February 15, 2018, Perion Network Ltd. (the “Registrant”) held an Annual Meeting of Shareholders at the offices of the Registrant located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 (the “Meeting”).

The Meeting resolutions with respect to the items set forth in the Company’s proxy statement dated January 11, 2018, sent in connection with the Meeting (the “Proxy Statement”), were as follows:

1. The proposal to approve the appointment of Mr. Michael Vorhaus to serve as a director of the Company for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in 2020, or his earlier resignation or removal, as applicable.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

2. The proposal to approve the amendments to the compensation policy to reflect an increase of the maximum monthly base salary payable to our officers based outside of Israel, other than the Company’s chief executive officer, from $38,000 to $48,000.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

3. The proposal to approve the adjustment of terms of options previously granted to the Company's chief executive officer, Mr. Doron Gerstel, as detailed in the Proxy Statement, dated January 11, 2018.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

4. The proposal to approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2017, and until next year's annual meeting of shareholders, and that the Company’s board of directors, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

All of the aforesaid proposals are more fully described in the Notice of the Meeting and Proxy Statement, which were filed on Form 6-K by the Registrant on January 11, 2018.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name:	Maoz Sigron
Title:	Chief Financial Officer

Date: February 15, 2018